Exhibit 99.1

VivoPower International PLC Announces Reconstitution of Aevitas Group Securities

LONDON, July 10, 2020

VivoPower International PLC (NASDAQ: VVPR, the “Company”) announces that its Australian subsidiary, Aevitas Group Limited (“Aevitas”) today held an extraordinary general meeting of its ordinary shareholders as well as its exchangeable preference shareholders and exchangeable noteholders.  The meeting was held to allow the exchangeable preference shareholders and exchangeable noteholders the opportunity to vote on a proposed change to these securities.

The key elements of the proposed change are as follows:

●

The Aevitas exchangeable preference shares and exchangeable notes will be reconstituted as an Aevitas preference share. The preference share will not be dilutive to VivoPower ordinary shareholders, as there is no mandatory exchangeability feature; and

●	The Aevitas preference share will pay the same coupon as the current Aevitas exchangeable preference shares and exchangeable notes, being 7% per annum and this will be cumulative.

The changes are facilitative in that they enable holders to agree with Aevitas to reconstitute their securities as preference shares. The Company is pleased to advise that 100% of the exchangeable preference shareholders and exchangeable noteholders voted in favour of the changes. If, as is expected, all holders proceed to the reconstitution of their securities, the change would have the following key benefits for the Company:

●

VivoPower’s ordinary shareholders will avoid potential future dilution amounting to 12.9% of the issued ordinary shares of the Company as the exchangeable preference shares and exchangeable notes would have otherwise mandatorily been exchanged into VivoPower ordinary shares on June 30, 2021;

●

VivoPower’s subsidiary, Aevitas will reduce debt on its balance sheet by A$36.1 million (US$24.9 million) (unaudited figures as at June 30, 2020) due to the securities (which have been classified as debt) now becoming preference shares, which are classified as equity. This in turn would harmonise with the Company’s consolidated balance sheet; and

●	Simplification of the capital structure, enabling equity analysts and investors alike to be able to conduct fundamental analysis on the company with greater ease.

About VivoPower

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com